Exhibit 12.1

	Nine Months Ended Sept. 30, 2008		Year Ended December 31,

EXHIBIT 12			2007		2006		2005		2004		2003

Fixed Charges and Preferred Dividends:

Interest expense	$26,454,500		$47,559,969		$42,021,454		$26,463,281		$18,350,906		$16,115,155
Capitilized debt expense Trust Preferred	33,036		44,048		44,048		44,048		44,048		44,048
Estimated interest in rent (1/3 rent)	1,256,863		1,415,886		1,404,957		1,204,479		950,948		1,056,073
Preferred dividends (gross up)	0		0		0		0		0		208,365

Combined fixed charges and preferred dividends (B)	$27,744,399		$49,019,903		$43,470,459		$27,711,808		$19,345,902		$17,423,641
Less interest on deposits	(17,143,980)		(38,762,936)		(29,011,428)		(18,134,850)		(11,173,017)		(8,887,090)

Combined fixed charges and preferred dividends excluding interest on deposits (D)	$10,600,419		$10,256,967		$14,459,031		$9,576,958		$8,172,885		$8,536,551

Earnings:

Pre-tax income from continuing operations	$18,421,162		$23,954,011		$26,365,533		$36,572,656		$33,748,200		$34,038,941
Fixed charges and preferred dividends	27,744,399		49,019,903		43,470,459		27,711,808		19,345,902		17,423,641

Total earnings (A)	$46,165,561		$72,973,914		$69,835,992		$64,284,464		$53,094,102		$51,462,582
Less interest on deposits	(17,143,980)		(38,762,936)		(29,011,428)		(18,134,850)		(11,173,017)		(8,887,090)

Total earnings excluding interest on deposits (C)	$29,021,581		$34,210,978		$40,824,564		$46,149,614		$41,921,085		$42,575,492

Ratio, including interest on deposits (A)/(B)	1.66	x	1.49	x	1.61	x	2.32	x	2.74	x	2.95	x
Ratio, excluding interest on deposits (C)/(D)	2.74	x	3.34	x	2.82	x	4.82	x	5.13	x	4.99	x